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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

HORIZON ORGANIC HOLDING CORPORATION

(Name of the Issuer)
Horizon Organic Holding Corporation and Dean Foods Company

(Name of Person(s) Filing Statement)
Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)
44043T 10 3
(CUSIP Number of Class of Securities)
Michael A. Sabian, Esq. Shughart Thomson & Kilroy P.C. Suite 2300, 1050 17th Street Denver, Colorado 80265 (303) 572-9300
Copy to: William A. McCormack Hughes & Luce LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5633

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$216,630,960*	$17,525.45**

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the acquisition by Dean Foods Company of the 9,026,290 shares of common stock, par value $0.001 per share, of Horizon Organic Holding Corporation outstanding as of July 31, 2003 that it does not already own, at a purchase price of $24.00 per share.

**
In accordance with the Commission's April 29, 2002 Order Making Fiscal 2003 Annual Adjustments to the Fee Rates Applicable Under Section 6(b) of the Securities Act of 1933 and Sections 13(e), 14(g), 31(b) and 31(c) of the Securities Exchange Act of 1934, and Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the Filing Fee has been calculated as $80.90 per $1,000,000 of Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,525.45	Filing Party: Horizon Organic Holding Corporation
Form or Registration No.: Schedule 14A	Date Filed: August , 2003

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") by Dean Foods Company, a Delaware corporation ("Parent"), and Horizon Organic Holding Corporation, a Delaware corporation (the "Company"). Pursuant to an Agreement and Plan of Merger, dated as of June 29, 2003 (the "Merger Agreement"), by and among the Company, Parent and Capricorn Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), Purchaser will merge with and into the Company (the "Merger"). Pursuant to the Merger Agreement, the Company will continue as the surviving corporation in the Merger, and each issued and outstanding share of common stock, par value $0.001 per share, of the Company (sometimes referred to as the "subject securities"), other than shares held by dissenting shareholders and shares held by Parent, will be canceled and converted into the right to receive a cash payment per share, without interest, of $24.00. As a result of the Merger, the Company (sometimes referred to as the "subject company") will become a wholly-owned subsidiary of Parent.

        Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") with the Commission in connection with a special meeting of the stockholders of the Company (the "Special Meeting"). At the Special Meeting, the stockholders of the Company will, among other things, vote on the adoption and approval of the Merger Agreement.

        The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement. All summaries and references in this Schedule 13E-3 of or to agreements, opinions and other documents attached as appendices to the Proxy Statement or as exhibits to this Schedule 13E-3 are qualified in their entirety by the complete text of such appendices or exhibits.

        The Proxy Statement is in preliminary form and is subject to completion or amendments.

        The filing of this Schedule 13E-3 by Parent should not be construed as an admission by Parent that it, or any of its affiliates, is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act, as amended (the "Exchange Act").

Item 1. Summary Term Sheet

        The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL" is incorporated herein by reference.

Item 2. Subject Company Information

  (a)
  Name and Address

    Horizon Organic Holding Corporation, a Delaware corporation
    6311 Horizon Lane
    Longmont, Colorado 80503
    (303) 530-2711

  (b)
  Securities

    The exact title of the subject class of equity securities is "Common Stock" and the Common Stock has a par value of $0.001 per share. As of July 31, 2003, 10,364,290 shares of the Common Stock were issued and outstanding.

  (c)
  Trading Market and Price

    The information set forth in the Proxy Statement under the caption "SELECTED FINANCIAL DATA—Price Range for Horizon Organic Common Stock" is incorporated herein by reference.

  (d)
  Dividends

    The information set forth in the Proxy Statement under the caption "SELECTED FINANCIAL DATA—Dividend Policy" is incorporated herein by reference.

  (e)
  Prior Public Offerings

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Prior Public Offerings" is incorporated herein by reference.

  (f)
  Prior Stock Purchases

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Prior Stock Purchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

  (a)
  Name and Address

    For the Company, the information set forth in the Proxy Statement under the caption "THE AGREEMENT AND PLAN OF MERGER—Parties to the Merger Transaction—Horizon Organic Holding Corporation" is incorporated herein by reference. The Company is the subject company.

    For Parent, the information set forth in the Proxy Statement under the caption "THE AGREEMENT AND PLAN OF MERGER—Parties to the Merger Transaction—Dean Foods Company" is incorporated herein by reference. Because of the relationships between Parent and the Company, Parent may be deemed to be an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. This statement does not constitute an admission by Parent that it is, in fact, an "affiliate." For a description of such relationships, the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Proposal," "SPECIAL FACTORS—Certain Director Conflicts of Interest," "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

    The names of the executive officers and directors of the Company are set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Executive Officers and Directors" and are incorporated herein by reference. The business address of each executive officer and director of the Company (other than Michelle P. Goolsby and Richard L. Robinson) is the address of the Company. The business address of Ms. Goolsby is Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. The business address of Mr. Robinson is Robinson Dairy, 646 Bryant Street, Denver, Colorado 80204.

    The name and business address of each executive officer and director of Parent is set forth below. Also set forth below is (i) the current principal occupation or employment of such persons, (ii) the material occupations, positions, offices or employment of such persons during the past five years, including the starting and ending dates of each, and (iii) the name, principal business and address of any corporation or other organization in which such occupation, position, office or employment is or was conducted.

    (1)
    Gregg L. Engles; Chairman of the Board, Director and Chief Executive Officer of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Engles has been an executive officer and director of Dean Foods Company since 1994.

    (2)
    Rick Beaman; Chief Operating Officer of the Southwest Region of the Dairy Group of Dean Foods Company; 3114 Haskell Ave., Dallas, Texas 75223. Mr. Beaman has been an executive officer of Dean Foods Company since 2000. From 1991 to 1999, Mr. Beaman was employed by Southern Foods Group, LP, a dairy company, of Dallas, Texas, most recently as Executive Vice President during 1999 and Vice President from 1997 to 1998.

    (3)
    Alan J. Bernon; Director and Chief Operating Officer of the Northeast Region of the Dairy Group of Dean Foods Company; 124 Grove St., Franklin, Massachusetts 02038. Mr. Bernon has been an executive officer and director of Dean Foods Company since 1997.

    (4)
    Miguel M. Calado; Executive Vice President of Dean Foods Company and President of International; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Calado has been an executive officer of Dean Foods Company since 1998. From 1983 to 1998, Mr. Calado was a senior executive with PepsiCo, Inc., a retail food and beverage holding company, in Dallas, Texas.

    (5)
    Steve Demos; President of White Wave, Inc., a wholly-owned subsidiary of Dean Foods; 1990 N 57th Court, Boulder, Colorado 80301. Mr. Demos has been an executive officer of White Wave, Inc., a producer and distributor of soymilk and other soy products, since 1977.

    (6)
    Rick Fehr; Chief Operating Officer of the Southeast Region of the Dairy Group of Dean Foods Company; 2900 Bristol Highway, Johnson City, Tennessee 37601-1502. Mr. Fehr has been an executive officer of Dean Foods Company since 1998 and an officer of Dean Foods Company since 1996.

    (7)
    Barry A. Fromberg; Executive Vice President and Chief Financial Officer of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Fromberg has been an executive officer of Dean Foods Company since 1998.

    (8)
    Michelle P. Goolsby; Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Ms. Goolsby has been an executive officer of Dean Foods Company since 1998.

    (9)
    James R. Greisinger; President of Dean Specialty Foods Group; 857-897 School Place; Green Bay, Wisconsin 54307. Mr. Greisinger has been an employee and executive officer of Dean Foods Company and/or its subsidiaries since 1962.

    (10)
    Jackie Jackson; Chief Operating Officer of the Midwest Region of the Dairy Group of Dean Foods Company; 3600 N. River Road, Franklin Park, Illinois 60131. Mr. Jackson has been an executive officer of Dean Foods Company since 2002 and an officer of Dean Foods Company since 2000. From 1990 to 2000, Mr. Jackson was employed by Southern Foods Group, LP, a dairy company, in Houston, Texas.

    (11)
    Mike Keown; President of the Dean Branded Products Group of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Keown has been an executive officer of Dean Foods Company since August, 2003. From 1998 to 2002,

    Mr. Keown was employed by The Minute Maid Company, a retail beverage company and division of Coca-Cola, Inc., in Houston, Texas.

    (12)
    Ronald H. Klein; Senior Vice President—Corporate Development of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Klein has been an executive officer of Dean Foods Company since 2002 and an officer of Dean Foods Company since 1997.

    (13)
    Pete Schenkel; Director and President of the Dairy Group of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Schenkel has been an executive officer and director of Dean Foods Company since 2000. From 1959 to 1999, Mr. Schenkel was employed by Southern Foods Group, LP, a dairy company, of Dallas, Texas, most recently as Chairman of the Board and Chief Executive Officer from 1994 to 1999.

    (14)
    Lewis M. Collens; Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Collens has been the President of the Illinois Institute of Technology ("IIT"), a university, and Chairman of IIT Research Institute, both of Chicago, Illinois, since 1990.

    (15)
    Tom C. Davis; Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Davis has been the Chief Executive Officer of The Concorde Group of Dallas, Texas since 2001. From 1984 to 2001, Mr. Davis was the managing partner and head of banking and corporate finance for the Southwest division of Credit Suisse First Boston (formerly Donaldson Lufkin Jenrette), an international investment banking firm, in Dallas, Texas.

    (16)
    Stephen L. Green; Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Green has been a general partner of Canaan Capital Partners, L.P., the general partner of Canaan Capital Limited Partnership and Canaan Capital Offshore Limited Partnership, C.V., each of which are investment companies based in Rowayton, Connecticut, since 1991.

    (17)
    Joseph S. Hardin, Jr.; Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Hardin has been retired since 2001. From 1997 to 2001, Mr. Hardin served as the Chief Executive Officer of Kinko's, Inc., a document reproduction services company, in Ventura, California.

    (18)
    Janet Hill; Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Ms. Hill has been Vice President of Alexander & Associates, of Washington, D.C., a corporate consulting firm, since 1981.

    (19)
    Ronald Kirk, Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Kirk has been a partner in the law firm of Gardere Wynne Sewell LLP in Dallas, Texas since 1994 and was Mayor of the City of Dallas, Texas from 1995 to 2001.

    (20)
    John S. Llewellyn, Jr., Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Llewellyn has been retired for the past five years.

    (21)
    John R. Muse, Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Muse is a co-founding partner of Hicks, Muse, Tate & Furst Incorporated, an investment company, of Dallas, Texas, and has served as its President since its founding in 1989.

    (22)
    Hector M. Nevares, Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Nevares has been retired for the past five years.

    (23)
    P. Eugene Pender, Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Pender has been retired for the past five years.

    (24)
    Jim L. Turner, Director of Dean Foods Company; 2515 McKinney Ave., Suite 1200, Dallas, Texas 75201-1978. Mr. Turner has been the President and Chief Executive Officer of Dr. Pepper/Seven Up Bottling Group, Inc., a retail beverage company, of Dallas, Texas since 1999. From 1985 to 1999, Mr. Turner was employed by various predecessors to Dr. Pepper/Seven Up Bottling Group, Inc.

  (b)
  Business and Background of Entities

    For Parent, the information set forth in the Proxy Statement under the caption "THE AGREEMENT AND PLAN OF MERGER—Parties to the Merger Transaction—Dean Foods Company" is incorporated herein by reference.

  (c)
  Business and Background of Natural Persons

    (c)(1) and (2)

      For the executive officers and directors of the Company, the information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Executive Officers and Directors" is incorporated herein by reference.

      For the executive officers and directors of Parent, the information set forth above in response to Item 3(a) for such persons is incorporated herein by reference.

    (c)(3) and (4)

      For the executive officers and directors of the Company, the information set forth in the Proxy Statement under the caption "THE AGREEMENT AND PLAN OF MERGER—Parties to the Merger Transaction—Horizon Organic Holding Corporation" is incorporated herein by reference.

      For the executive officers and directors of Parent, the information set forth in the Proxy Statement under the caption "THE AGREEMENT AND PLAN OF MERGER—Parties to the Merger Transaction—Dean Foods Company" is incorporated herein by reference.

    (c)(5)

      Each executive officer and director of the Company and Parent is a citizen of the United States of America.

Item 4. Terms of the Transaction

  (a)
  Material Terms

    (a)(1) Tender Offers

    Not Applicable

    (a)(2) Mergers or Similar Transactions

      The information contained in the following sections of the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHAT AM I BEING ASKED TO VOTE UPON?

      •
      WHAT WILL I RECEIVE IN THE MERGER?

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      HOW WAS THE AMOUNT OF THE MERGER CONSIDERATION DETERMINED?

      •
      WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES?

      •
      WHAT VOTE IS REQUIRED TO ADOPT AND APPROVE THE AGREEMENT AND PLAN OF MERGER?

      •
      WHAT WILL HAPPEN TO THE MARKET FOR THE COMMON STOCK AFTER THE MERGER?

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Business of the Special Meeting

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Record Date, Outstanding Voting Securities and Voting Rights

      •
      SPECIAL FACTORS—Purposes and Reasons for the Merger

      •
      SPECIAL FACTORS—Certain Effects of the Merger

      •
      SPECIAL FACTORS—Plans for Horizon Organic After the Merger

      •
      THE AGREEMENT AND PLAN OF MERGER

      •
      OTHER DISCLOSURES—Accounting Treatment

      •
      OTHER DISCLOSURES—Material Federal Income Tax Consequences

  (c)
  Different Terms

    All holders of subject securities, other than Parent, are entitled to receive $24.00 per share in the Merger. All subject securities held by Parent will be canceled without the payment of any consideration. In addition, pursuant to applicable Delaware law, holders of subject securities, other than Parent, will be entitled to seek an appraisal of their subject securities in lieu of accepting the $24.00 per share offered in the Merger. As a consequence of the Merger, Parent will own 100% of the Company, which will be the surviving corporation in the Merger. For a description of such terms, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHAT WILL I RECEIVE IN THE MERGER?

      •
      WHAT ARE THE CONSEQUENCES OF THE MERGER TO PRESENT MEMBERS OF MANAGEMENT AND THE BOARD?

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Dissenters' Rights of Appraisal

      •
      SPECIAL FACTORS—Certain Effects of the Merger—Participation in Future Growth

      •
      SPECIAL FACTORS—Plans for Horizon Organic After the Merger

      •
      THE AGREEMENT AND PLAN OF MERGER

      •
      THE AGREEMENT AND PLAN OF MERGER—Conversion of Securities; Payment of Cash Merger Consideration

      •
      DISSENTERS' RIGHTS: STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

      •
      Appendix C—Section 262 of the Delaware General Corporation Law

    Certain officers, directors and employees of the Company are subject to other terms or arrangements as a result of the Merger. For a description of such terms, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHAT ARE THE CONSEQUENCES OF THE MERGER TO PRESENT MEMBERS OF MANAGEMENT AND THE BOARD?

      •
      SPECIAL FACTORS—Certain Director Conflicts of Interest

      •
      SPECIAL FACTORS—Treatment of Stock Options

      •
      SPECIAL FACTORS—Certain Effects of the Merger—Resignation of Directors

      •
      SPECIAL FACTORS—Interests of Certain Persons in the Merger—Other Related Party Transactions

      •
      THE AGREEMENT AND PLAN OF MERGER—Horizon Organic's Outstanding Stock Options

  (d)
  Appraisal Rights

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Dissenters' Rights of Appraisal

      •
      THE AGREEMENT AND PLAN OF MERGER—Conversion of Securities; Payment of Cash Merger Consideration

      •
      DISSENTERS' RIGHTS: STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

      •
      Appendix C—Section 262 of the Delaware General Corporation Law

  (e)
  Provisions for Unaffiliated Security Holders

    No provision has been made by any filing person in connection with the Merger to grant unaffiliated security holders access to the corporate files of a filing person or to obtain counsel or appraisal services at the expense of a filing person.

  (f)
  Eligibility for Listing or Trading

    The Merger does not involve the offer of securities of a filing person in exchange for the equity securities held by unaffiliated security holders of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

  (a)
  Transactions

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SPECIAL FACTORS—Certain Potential Director Conflicts of Interest

      •
      SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships Between Horizon Organic and Dean Foods

      •
      SPECIAL FACTORS—Interests of Certain Persons In the Merger—Other Related Party Transactions

      •
      SPECIAL FACTORS—Prior Stock Purchases

  (b)
  Significant Corporate Events

    (b)(1) Merger

      The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHY WAS THE SPECIAL COMMITTEE FORMED?

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      HOW WAS THE AMOUNT OF THE MERGER CONSIDERATION DETERMINED?

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—Certain Potential Director Conflicts of Interest

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation—The Special Committee

      •
      THE AGREEMENT AND PLAN OF MERGER

    (b)(2)-(4) and (6) Consolidation, Acquisition, Tender Offer and Sale of Assets

      Not applicable

    (b)(5) Election of the Subject Company's Directors

      At the annual meeting of the Company on May 13, 2003, the following persons were elected director:

Clark R. Mandigo II	Director
Richard L. Robinson	Director
Michelle P. Goolsby	Director

      Parent has the right to designate one member of the Company's Board of Directors pursuant to a Major Stockholders Agreement between Parent and the Company. Ms. Goolsby is currently Parent's designee. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Proposal" is incorporated herein by reference.

  (c)
  Negotiations or Contacts

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Proposal" is incorporated herein by reference.

  (e)
  Agreements Involving the Subject Company's Securities

    With respect to the Agreement and Plan of Merger, the information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL" and "THE AGREEMENT AND PLAN OF MERGER" is incorporated herein by reference.

    With respect to other agreements, the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Proposal," "SPECIAL FACTORS—Certain Potential Director Conflicts of Interest" and "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions Between Horizon Organic and Dean Foods" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

  (b)
  Use of Securities Acquired

    No securities are being acquired in the Merger. The subject securities will be converted into the right to receive the merger consideration, except that subject securities held by Parent will not be converted into the right to receive the merger consideration and will instead be canceled. The outstanding capital stock of Purchaser, all of which is owned by Parent, will become the outstanding capital stock of the surviving corporation in the Merger. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "THE AGREEMENT AND PLAN OF MERGER—Conversion of Securities; Payment of Cash Merger Consideration" is incorporated herein by reference.

  (c)
  Plans

    (c)(1) Extraordinary Transaction, Merger

      The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation

      •
      SPECIAL FACTORS—The Board's Recommendation

      •
      SPECIAL FACTORS—Plans for Horizon Organic After the Merger

      •
      THE AGREEMENT AND PLAN OF MERGER

    (c)(2) Purchase, Sale or Transfer of Assets

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Plans for Horizon Organic After the Merger" is incorporated herein by reference.

    (c)(3) Dividend Policy

    The information set forth in the Proxy Statement under the captions "SELECTED FINANCIAL DATA—Dividend Policy" and "SPECIAL FACTORS—Plans for Horizon Organic After the Merger" is incorporated herein by reference.

    (c)(4) Change in Board of Directors

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Certain Effects of the Merger—Resignation of Directors" is incorporated herein by reference.

    (c)(5) Material Change in Subject Company's Corporate Structure or Business

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SPECIAL FACTORS—Purposes and Reasons for Merger

      •
      SPECIAL FACTORS—Certain Effects of the Merger—Participation in Future Growth

      •
      SPECIAL FACTORS—Plans for Horizon Organic After the Merger

      •
      SPECIAL FACTORS—Conduct of Horizon Organic's Business if the Merger Is Not Completed

    (c)(6)-(8) Delisting of Equity Securities, Termination of Registration Under the Exchange Act and Suspension of Obligation to File Reports under the Exchange Act

    The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL—What Will Happen to the Market for the Common Stock After the Merger?" and "SPECIAL FACTORS—Certain Effects of the Merger—Participation in Future Growth" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Purposes and Reasons for Merger" is incorporated herein by reference.

  (b)
  Alternatives

    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Proposal" and "SPECIAL FACTORS—Purposes and Reasons for Merger" is incorporated herein by reference.

  (c)
  Reasons

    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Purposes and Reasons for Merger," "SPECIAL FACTORS—The Special Committee and Its Recommendation," and "SPECIAL FACTORS—The Board's Recommendation" is incorporated herein by reference.

  (d)
  Effects

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHAT AM I BEING ASKED TO VOTE UPON?

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      WHAT ARE THE CONSEQUENCES OF THE MERGER TO PRESENT MEMBERS OF MANAGEMENT AND THE BOARD?

      •
      WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES?

      •
      WHAT WILL HAPPEN TO THE MARKET FOR THE COMMON STOCK AFTER THE MERGER?

      •
      SPECIAL FACTORS—Purposes and Reasons for Merger

      •
      SPECIAL FACTORS—Treatment of Stock Options

      •
      SPECIAL FACTORS—Certain Effects of the Merger

      •
      SPECIAL FACTORS—Plans for Horizon Organic After the Merger

      •
      SPECIAL FACTORS—Conduct of Horizon Organic's Business if the Merger Is Not Completed

      •
      SPECIAL FACTORS—Other Related Party Transactions

      •
      SELECTED FINANCIAL DATA—Dividend Policy

      •
      THE AGREEMENT AND PLAN OF MERGER

      •
      OTHER DISCLOSURES—Material Federal Income Tax Consequences

Item 8. Fairness of the Transaction

  (a)
  Fairness

    For the Company, the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—The Board's Recommendation" is incorporated herein by reference.

    For Parent, the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods" is incorporated herein by reference.

  (b)
  Factors Considered

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHY WAS THE SPECIAL COMMITTEE FORMED?

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      HOW WAS THE AMOUNT OF THE MERGER CONSIDERATION DETERMINED?

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Dissenters' Rights of Appraisal

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation

      •
      SPECIAL FACTORS—The Board's Recommendation

      •
      SPECIAL FACTORS—Opinion of Horizon Organic's Financial Advisor

      •
      APPENDIX B—Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets

      •
      SELECTED FINANCIAL DATA—Price Range for Horizon Organic Common Stock

      •
      DISSENTERS' RIGHTS: STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

      •
      Appendix C—Section 262 of the Delaware General Corporation Law

  (c)
  Approval of Security Holders

    The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Record Date, Outstanding Voting Securities and Voting Rights" is incorporated herein by reference.

  (d)
  Unaffiliated Representative

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—The Special Committee and Its Recommendation—The Special Committee" is incorporated herein by reference.

  (e)
  Approval of Directors

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHY WAS THE SPECIAL COMMITTEE FORMED?

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation

      •
      SPECIAL FACTORS—The Board's Recommendation

  (f)
  Other Offers

    The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Background of the Proposal" and "SPECIAL FACTORS—The Special Committee and Its Recommendation" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

  (a)
  Reports, Opinion or Appraisal

    With respect to the Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets ("RBC" and the "RBC Opinion"), the information set forth in the proxy statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation

      •
      SPECIAL FACTORS—The Board's Recommendation

      •
      SPECIAL FACTORS—Opinion of Horizon Organic's Financial Advisor

      •
      APPENDIX B—Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets

    Additionally, RBC made three presentations to the Board on June 26, June 28, and June 29, 2003, respectively (the "RBC Presentations"). Full copies of the RBC Presentations are set forth as Exhibits (c)(2), (c)(3) and (c)(4). The RBC Presentations contained a transaction overview, transaction background, assessments of the consideration to be paid and certain financial analyses.

    Parent retained Goldman, Sachs & Co. ("Goldman Sachs") to advise it in connection with a possible transaction with the Company. In February and June 2003, Parent received from Goldman Sachs certain discussion materials, including valuation analyses, relating to the Company and the Merger (the "February Discussion Materials" and the "June Discussion Materials," respectively). Goldman Sachs did not render any opinion with respect to the Merger or the fairness of the Merger consideration nor was it retained or engaged to do so. Goldman Sachs provided its advisory services, the February Discussion Materials and the June Discussion Materials solely for the information and assistance of the board of directors of Parent in connection with its consideration of a possible transaction with the Company.

  (b)
  Preparer and Summary of the Reports, Opinion or Appraisal

    With respect to the RBC Opinion and the RBC Presentations, the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Opinion of Horizon Organic's Financial Advisor" and "Appendix B—Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets" is incorporated herein by reference.

    With respect to the February Discussion Materials and the June Discussion Materials:

      (b)(1) Identity of the Outside Party

      Goldman, Sachs & Co.

      (b)(2) Qualifications of the Outside Party

      The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods" is incorporated herein by reference.

      (b)(3) Method of Selection of the Outside Party

      The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods" is incorporated herein by reference.

      (b)(4) Material Relationships

      The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods" is incorporated herein by reference.

      (b)(5) Fairness of Consideration

      Neither the February Discussion Materials nor the June Discussion Materials relate to the fairness of the Merger consideration to the holders of subject securities.

      (b)(6) Summary

      The February Discussion Materials provide an overview of the organic dairy products industry and an overview of the Company, including an analysis of its product portfolio, stock price performance, ownership and research analysts' estimates. The February Discussion Materials also provide background information on material contracts and transactions involving the Company. Finally, the February Discussion Materials provide a preliminary valuation overview based on various methods of valuing the Company, including an analysis comparing selected enterprise value multiples of selected comparable companies, an analysis of certain comparable transactions, an analysis of certain enterprise value multiples of the Company based on various purchase prices, an accretion/dilution analysis and a discounted cash flow analysis.

      The June Discussion Materials provide a limited valuation overview based on an accretion/dilution analysis and a discounted cash flow analysis (with and without synergies).

      The full text of the February Discussion Materials is attached hereto as Exhibit (c)(5) and the full text of the June Discussion Analyses is attached hereto as Exhibit (c)(6). Exhibits (c)(5) and (c)(6) are incorporated by reference herein, and this description is qualified in its entirety by reference to such exhibits. In preparing the February Discussion Materials and the June Discussion Materials, Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed or reviewed by it and has assumed such accuracy and completeness for purposes of the February Discussion Materials and the June Discussion Materials. Goldman Sachs was not asked to make, and it did not assume responsibility for making, any independent evaluation of the Company, and did not verify and has not assumed any responsibility for making any independent verification of the information Goldman Sachs discussed or reviewed, including information provided to Goldman Sachs by Parent.

  (c)
  Availability of Documents

    A copy of the RBC Opinion is attached as Appendix B to the Proxy Statement. Copies of the RBC Presentations are attached as Exhibits (c)(2), (c)(3) and (c)(4) hereto respectively. In addition, the RBC Opinion and RBC Presentations will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

    Copies of the February Discussion Materials and the June Discussion Materials, are attached as Exhibits (c)(5) and (c)(6) hereto respectively. In addition, a copy of such materials will be made available for inspection and copying at the principal executive offices of Parent during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds

    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL—DOES DEAN FOODS HAVE THE FINANCIAL RESOURCES TO COMPLETE THE TRANSACTION?" and "SPECIAL FACTORS—Source of Funds to Complete the Merger" is incorporated herein by reference.

  (b)
  Conditions

    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Source of Funds to Complete the Merger" is incorporated herein by reference.

  (c)
  Expenses

    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Solicitation, Voting and Revocation of Proxies

      •
      THE AGREEMENT AND PLAN OF MERGER—Expenses

      •
      THE AGREEMENT AND PLAN OF MERGER—Termination, Amendment and Waiver; Termination or Break-Up Fee

      •
      OTHER DISCLOSURES—Expenses of the Transaction

  (d)
  Borrowed Funds

    (d)(1) Summary of Loan Agreements

      The information set forth in Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 1-12755), under the headings "Senior Credit Facility" and "Credit Facility Terms" in Note 5 of the "Notes to Condensed Consolidated Financial Statements" included therein, is incorporated herein by reference.

    (d)(2) Plans to Finance or Repay the Loan

      The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Plans for Horizon Organic After the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

  (a)
  Securities Ownership

    For the executive officers and directors of the Company (including Michelle P. Goolsby and Richard L. Robinson, who are also employees of Parent), the information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Beneficial Ownership Table" is incorporated herein by reference.

    For Parent, the information set forth in the proxy statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Record Date, Outstanding Voting Securities and Voting Rights

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—Interests of Certain Persons In the Merger—Transactions and Relationships between Horizon Organic and Dean Foods

      •
      SPECIAL FACTORS—Prior Public Offerings

  (b)
  Securities Transactions

    To the knowledge of the filing persons, except as reflected in the Proxy Statement under captions "SPECIAL FACTORS—Interests of Certain Persons in the Merger—Other Related Party Transactions" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Beneficial Ownership Table," no transaction in subject securities has been made during the past 60 days by any filing person, any executive officer, director, associate or majority-owned subsidiary of any filing person or any pension, profit-sharing or similar plan of the Company or Parent.

Item 12. The Solicitation Or Recommendation

  (d)
  Intent to Tender or Vote in a Going-Private Transaction

    Parent intends to vote all subject securities held by it in favor of the Merger because Parent deems the consummation of the Merger to be in its best interest.

    All officers and directors of the Company have indicated their intention to vote all subject securities held by each of them respectively in favor of the Merger. The Company is informed that such persons intend to vote in favor of the Merger because they deem the consummation of the Merger to be in their respective best interests. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Purposes and Reasons for Merger" is incorporated herein by reference.

  (e)
  Recommendations of Others

    Other than the recommendation of the Special Committee and the Board together with the RBC Opinion, the Company knows no other person who may have made a recommendation either in support of or opposed to the Merger. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      SUMMARY TERM SHEET

      •
      QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

      •
      WHY IS THE BOARD RECOMMENDING THE MERGER?

      •
      SPECIAL FACTORS—Background of the Proposal

      •
      SPECIAL FACTORS—The Special Committee and Its Recommendation

      •
      SPECIAL FACTORS—The Board's Recommendation

      •
      SPECIAL FACTORS—Opinion of Horizon Organic's Financial Advisor

      •
      APPENDIX B—Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets

Item 13. Financial Statements

  (a)
  Financial Information

    (a)(1) Audited Financial Statements for Past Two Fiscal Years

      The information required by this item is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed March 13, 2003) (File No. 000-24337), under the caption "Item 8. Consolidated Financial Statements and Supplementary Data" and attached as "Exhibit F" thereto, and is incorporated herein by reference.

    (a)(2) Unaudited Financial Statements for Most Recent Quarter

      The information required by this item is set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (filed August 14, 2003) (File No. 000-24337), under the caption "Item 1. Financial Statements," and is incorporated herein by reference.

    (a)(3) Ratio of Earnings to Fixed Charges

      The information required by this item is not applicable as there are no debt instruments or preferred equity interests involved in the Merger.

    (a)(4) Book Value Per Share as of Date of Most Recent Balance Sheet

      The book value per share of the Company as of June 30, 2003, the date of the most recent balance sheet presented, is $6.51.

  (b)
  Pro Forma Information

    The provision of pro forma information will not be material because the Company will be acquired as an entirety if the Merger is consummated.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitations or Recommendations

    The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Solicitation, Voting and Revocation of Proxies" is incorporated herein by reference.

  (b)
  Employees and Corporate Assets

    The officers and employees of the Company, and certain assets of the Company, will be employed and used by the Company in connection with satisfying the conditions precedent to Parent and Purchaser's obligations to close the Merger Agreement. The information set forth in the Proxy Statement under the captions "THE SPECIAL MEETING: INFORMATION CONCERNING PROXY SOLICITATION AND VOTING—Solicitation, Voting and Revocation of Proxies," "THE AGREEMENT AND PLAN OF MERGER—Expenses" and "OTHER DISCLOSURES—Expenses of the Transaction" is incorporated herein by reference.

Item 15. Additional Information

        All of the information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

  (a)
  Disclosure Materials

    (a)(1) Preliminary Proxy Statement filed with the Commission on August    , 2003 (incorporated herein by reference to the Proxy Statement as filed with the Commission on August     , 2003).

    (a)(2) Form of Proxy filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement as filed with the Commission on August    , 2003).

  (b)
  Loan Agreements

    (b)(1) Credit Agreement, dated July 31, 2001, among Parent, the guarantors party thereto, the lenders party thereto and the administrative, syndication and co-documentation agents party thereto (filed as exhibit to Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-12755)).

    (b)(2) First Amendment to Credit Agreement, dated December 19, 2001 (filed as exhibit to Parent's Current Report on Form 8-K filed January 7, 2002 (File No. 1-12755)).

    (b)(3) Amendment No. 2 to Senior Credit Facility (filed as exhibit to Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-12755)).

  (c)
  Report, Opinion or Appraisal

    (c)(1) Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets (incorporated herein by reference to the Proxy Statement as filed with the Commission on August    , 2003).

    (c)(2) RBC Presentation, dated June 26, 2003, provided to the Special Committee of Horizon Organic Board.

    (c)(3) RBC Presentation, dated June 28, 2003, provided to the Special Committee of Horizon Organic Board.

    (c)(4) RBC Presentation, dated June 29, 2003, provided to the Horizon Organic Board.

    (c)(5) Discussion Materials, dated February 21, 2003, provided to Parent by Goldman, Sachs & Co. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted information has been filed with the Securities and Exchange Commission.)

    (c)(6) Discussion Materials, dated June 27, 2003, provided to Parent by Goldman, Sachs & Co.

  (d)
  Agreements

    (d)(1) Agreement and Plan of Merger, dated as of June 29, 2003, by and among Dean Foods Company, Capricorn Acquisition Sub, Inc. and Horizon Organic Holding Corporation (incorporated herein by reference to the Proxy Statement as filed with the Commission on August    , 2003).

    (d)(2) Stock Purchase Agreement, dated June 5, 1998, by and between Dean Foods Company and Horizon Organic Holding Corporation (filed as Exhibit 10.17 to Horizon Organic's Registration Statement on Form S-1 (filed June 9, 1998) (File number 333-51465)).

    (d)(3) Stockholder Agreement, dated June 5, 1998, by and between Dean Foods Company and Horizon Organic Holding Corporation (filed as Exhibit 10.18 to Horizon Organic's Registration Statement on Form S-1 (filed June 9, 1998) (File number 333-51465)).

    (d)(4) Major Stockholder Agreement, dated June 5, 1998, by and between Dean Foods Company (f.k.a. Suiza Foods Corporation) and certain investors in Horizon Organic Holding Corporation.

  (f)
  Appraisal Rights

    Section 262 of the Delaware General Corporation Law (incorporated herein by reference to the Proxy Statement as filed with the Commission on August    , 2003).

  (g)
  Materials Furnished to Persons Making Oral Solicitations

    Other than the Proxy Statement, there are no such materials.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

HORIZON ORGANIC HOLDING CORPORATION
/s/ Thomas P. Briggs (Signature)
THOMAS P. BRIGGS, SECRETARY (Name and title)
8/25/03 (Date)
DEAN FOODS COMPANY
/s/ Ronald H. Klein (Signature)
RONALD H. KLEIN, VICE PRESIDENT CORPORATE DEVELOPMENT (Name and title)
8/25/03 (Date)

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Preliminary Proxy Statement filed with the Commission on August , 2003 (incorporated herein by reference to the Proxy Statement as filed with the Commission on August , 2003).
(a)(2)	Form of Proxy filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement as filed with the Commission on August , 2003).
(b)(1)
Credit Agreement, dated July 31, 2001, among Parent, the guarantors party thereto, the lenders party thereto and the administrative, syndication and co-documentation agents party thereto (filed as exhibit to Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-12755)).
(b)(2)	First Amendment to Credit Agreement, dated December 19, 2001 (filed as exhibit to Parent's Current Report on Form 8-K filed January 7, 2002 (File No. 1-12755)).
(b)(3)	Amendment No. 2 to Senior Credit Facility (filed as exhibit to Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-12755)).
(c)(1)	Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets (incorporated herein by reference to the Proxy Statement as filed with the Commission on August , 2003).
(c)(2)	RBC Presentation, dated June 26, 2003, provided to the Special Committee of the Horizon Organic Board.
(c)(3)	RBC Presentation, dated June 28, 2003, provided to the Special Committee of the Horizon Organic Board.
(c)(4)	RBC Presentation, dated June 29, 2003, provided to the Horizon Organic Board.
(c)(5)
Discussion Materials, dated February 21, 2003, provided to Parent by Goldman, Sachs & Co. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted information has been filed with the Securities and Exchange Commission.)
(c)(6)	Discussion Materials, dated June 27, 2003, provided to Parent by Goldman, Sachs & Co.
(d)(1)
Agreement and Plan of Merger, dated as of June 29, 2003, by and among Dean Foods Company, Capricorn Acquisition Sub, Inc. and Horizon Organic Holding Corporation (incorporated herein by reference to the Proxy Statement as filed with the Commission on August , 2003).
(d)(2)
Stock Purchase Agreement, dated June 5, 1998, by and between Dean Foods Company and Horizon Organic Holding Corporation (filed as Exhibit 10.17 to Horizon Organic's Registration Statement on Form S-1 (filed June 9, 1998) (File number 333-51465)).
(d)(3)
Stockholder Agreement, dated June 5, 1998, by and between Dean Foods Company and Horizon Organic Holding Corporation (filed as Exhibit 10.18 to Horizon Organic's Registration Statement on Form S-1 (filed June 9, 1998) (File number 333-51465)).
(d)(4)	Major Stockholder Agreement, dated June 5, 1998, by and between Dean Foods Company (f.k.a. Suiza Foods Corporation) and certain investors in Horizon Organic Holding Corporation.
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to the Proxy Statement as filed with the Commission on August , 2003).

QuickLinks

INTRODUCTION
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amount of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation Or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
EXHIBIT INDEX